UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF NO. 02.558.134/0001-58 NIRE 33 3 0026253 9 COMPANHIA ABERTA	TELEMAR NORTE LESTE S.A. CNPJ/MF NO. 33.000.118/0001-79 NIRE 33 3 0015258 0 COMPANHIA ABERTA

NOTICE TO THE MARKET

TELEMAR OUTLINES NEXT STEPS FOR THE PURCHASE OF BRT FOLLOWING GRANTING OF PRIOR APPROVAL BY ANATEL

Rio de Janeiro, December 19, 2008 – Through widely reported articles published by the press, the Company has learned that in a meeting on December 18, the Board of Directors of the Brazilian Telecommunications Agency (Anatel) has granted its prior approval for the acquisition of control of Brasil Telecom.

Accordingly, pursuant to the provisions of the Stock Purchase Agreement executed on April 25, 2008 (the “Agreement”), the procedures set forth in the Agreement for the transfer of shares that will result in the acquisition of indirect control of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A. (“Brasil Telecom”) by Telemar Norte Leste will occur on the 10th business day following the publication of Anatel’s approval.

After consummating the acquisition of control of Brasil Telecom Holding and Brasil Telecom, a public offer to purchase the common shares of Brasil Telecom Holding and Brasil Telecom held by minority shareholders of these companies will be filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) within a period of 30 days, in accordance with the provisions of CVM Instruction No. 361/02, at an offer price equivalent to 80% of the amount paid for each share that was part of the control block, as required by art. 254-A of the Brazilian Corporation Law.

As highlighted in the Notice to the Market of November 21, 2008, this transaction will result in the creation of a 100% Brazilian-controlled telecommunications company with operations throughout Brazil and with the capacity to expand internationally.

TELE NORTE LESTE PARTICIPAÇÕES

TELEMAR NORTE LESTE S.A.

Alex Waldemar Zornig

Investor Relations Officer

This Notice to the Market contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

Name: Alex Waldemar Zornig
Title: Investor Relations Officer